EXHIBIT 3.02

RECEIVED

JAN 28, 2004

Main Div. Of ___________

EXPEDITE

ARTICLES OF AMENDMENT

OF THE

ARTICLES OF INCORPORATION

OF

BRITESMILE, INC.

Pursuant to Sections 16-10a-123 and 16-10a-1006 of the Utah Revised Business Corporation Act, as amended (the “Act”), BriteSmile, Inc., a Utah corporation (the “Corporation”), adopts the following Articles of Amendment of its Articles of Incorporation, pursuant to which the Corporation amends Article III of its Articles of Incorporation effective 4:00 p.m. on January 30, 2004.

FIRST: The name of the Corporation is BriteSmile, Inc.

SECOND: Article III of the Corporation’s Articles of Incorporation is hereby amended to read in its entirety as follows:

ARTICLE III – CAPITAL STOCK

(1) The aggregate number of shares of Common Stock which this Corporation shall have authority to issue is Fifty Million (50,000,000) shares, $0.001 par value per share. All voting rights of the Corporation shall be exercised by the holders of the Common Stock and the holders of the Common Stock of the Corporation shall be entitled to receive the net assets of the Corporation upon dissolution. All shares of the Common Stock shall be fully paid and nonassessable.

(2) Effective 12:01 am on January 30, 2004 (the “Effective Time”) each two (2) shares of the Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be converted, without any action on the part of the holder thereof, into five (5) shares of fully paid and nonassessable Common Stock of the Corporation (“New Common Stock”), subject to the treatment of fractional shares interests described below.

(3) No fractional shares of Common Stock of the Corporation shall be issued. No stockholder of the Corporation shall transfer any fractional shares of Common Stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation. In lieu of the issuance of any fractional shares that would result from paragraph (2) above, the Corporation shall issue to any shareholder that would otherwise receive fractional shares one whole share, the additional shares thereby issued being taken from authorized but theretofore unissued shares of Common Stock of the Corporation.

THIRD: The foregoing amendment to Article III was adopted on December 17, 2003.

FOURTH: This Amendment has been approved by the Corporation’s Board of Directors. No shareholder vote is required.

DATED effective 4:00 p.m. the 30th day of January, 2004.

BRITESMILE, INC.

By:	/s/ John Dong

John Dong, Chief Financial Officer and Secretary

Date: 01/28/2004 Receipt Number: 1068842 Amount Paid: $151.00